

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 5, 2008

Mark E. Klimpel
Chief Financial Officer
Red Trail Energy, LLC
P.O. Box 11, 3682 Highway 8 South
Richardton, ND 58652

      RE: Red Trail Energy, LLC
              Form 10-K for Fiscal Year Ended December 31, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and
              June 30, 2008
              File No. 0-52033

Dear Mr. Klimpel:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Liquidity and Capital Commitments, page 22

Contractual Obligations and Commercial Commitments, page 25

2. Please revise your table of contractual obligations to your estimated interest
    payments on your debt and payments related to your interest rate swap
    agreements and other derivatives agreements. Because the table is aimed at
    increasing transparency of cash flow, we believe these payments should be
    included in the table. Please also disclose any assumptions you made to derive
    these amounts.

Item 9A. Controls and Procedures, page 27

3. Please amend your Form 10-K for the year ended December 31, 2007 to also state
    your conclusion regarding the effectiveness of your disclosure controls and
    procedures as required by Item 307 of Regulation S-K.

4. Please revise your disclosure to state whether there has been any changes in
    internal controls over financial reporting during the quarter ended December 31,
    2007 that has materially affected or is reasonably likely to materially affect your
    internal control over financial reporting. See Item 308(c) of Regulation S-K.

Financial Statements

4. Bank Financing, page F-11

5. Please disclose whether you are in compliance with all financial covenants related
    to your bank financings as of December 31, 2007.

Exhibits 31.1 and 31.2

6. Since you have conducted the evaluation of your internal control over financial
    reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an
    assessment and a conclusion as to the effectiveness of your internal control over
    financial reporting, as required by Item 308T(a) of Regulation S-K, please amend
    your Form 10-K to revise your certifications to include the introductory language
    of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of
    Regulation S-K. In doing so, please refile your amended Form 10-K in its
    entirety, along with updated certifications that refer to the Form 10-K/A.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2008</u>

<u>General</u>

7. Please address the comments above in your interim Form 10-Q as well.

<u>Signatures, page 31</u>

8. Pursuant to General Instruction G of Form 10-Q, your principal financial or chief accounting officer is also supposed to sign this report. Please ensure that your principal financial or chief accounting officer also signs your Forms 10-Q.

<u>Exhibit 31.1</u>

9. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief